MATERIAL CHANGE REPORT

FORM 51-102F3

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER

Fronteer Gold Inc.
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:	DATE OF MATERIAL CHANGE

May 19, 2010.

ITEM 3:	NEWS RELEASE

A news release in respect of the material change was issued by Fronteer Gold Inc. ("Fronteer") on May 19, 2010. A copy of the news release is attached to this report as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Fronteer announced a new mineral resource estimate for its 51% owned Long Canyon Project located in Nevada, USA. The material change is described in the Company's press release attached hereto, which press release is incorporated herein.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On May 19, 2010 Fronteer reported that a new resource estimate for the Long Canyon deposit shows a meaningful increase in resource size and continues to showcase the high-grade nature of this new Nevada gold deposit.

Quoted at a cut-off grade of 0.20 grams per tonne gold, the updated Classified Mineral Resource consists of:

A Measured and Indicated resource of 672,000 ounces at an average grade of 1.71 g/t gold (12,240,000 tonnes) and,

An additional Inferred resource of 552,000 ounces at an average grade of 1.65 g/t gold (10,394,000 tonnes).

The Long Canyon mineral resource estimation was dated as of May 13, 2010. The Long Canyon mineral resource estimation was completed by Mine Development Associates (“MDA”). The resources were modeled and estimated by evaluating the drill data statistically and utilizing geologically interpreted cross-sections provided by Fronteer to interpret mineral domains on cross-sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization. The mineral domain interpretations were then rectified on cross-sections spaced at 10-metre intervals. The modeled mineralization was analyzed statistically to establish estimation parameters, and gold grades were estimated by inverse-distance methods into a block model with 5 metre (width) x 10 metre (length) x 3 metre (height) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modeling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, Ph.D., P. Geo, a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of the press release.

Christopher Lee, P. Geo., Chief Geoscientist for Fronteer Gold, is the company’s designated Qualified Person for this news release and has reviewed and validated that the information contained in the release is consistent with that provided by the independent QP responsible for the resource estimate, Michael Gustin of MDA.

For further details, please see the news release attached as Schedule A hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

No significant facts remain confidential in, and no information has been intentionally omitted from, this report.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Fronteer is knowledgeable about the material change and this report:

Sean Tetzlaff
Chief Financial Officer and Corporate Secretary
604-632-4677

ITEM 9:	DATE OF REPORT

DATED at Vancouver, British Columbia this 19th day of May, 2010.

by	(signed) Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer and Corporate
Secretary

Schedule A

News Release

NEWS RELEASE 10-17	MAY 19, 2010

FRONTEER GOLD REPORTS NEW RESOURCE ESTIMATE FOR
LONG CANYON GOLD DEPOSIT, NEVADA

Fronteer Gold (FRG - TSX/NYSE-Amex) reports that a new resource estimate for the Long Canyon deposit shows a meaningful increase in resource size and continues to showcase the high-grade nature of this new Nevada gold deposit.

Quoted at a cut-off grade of 0.20 grams per tonne gold, the updated Classified Mineral Resource consists of:

  A Measured and Indicated (M&I) resource of 672,000 ounces at an average grade of 1.71 g/t gold (12,240,000 tonnes) and,

  An additional Inferred resource of 552,000 ounces at an average grade of 1.65 g/t gold (10,394,000 tonnes).

The previously published 2009 resource estimate was quoted at a cut-off of 0.30 g/t gold. This updated Mineral Resource estimate is quoted at a cut-off grade of 0.20 g/t gold to be consistent with the internal cutoff defined by Long Canyon’s current Preliminary Economic Assessment (see Dec. 1, 2009, press release).

Using a 0.30 g/t gold cutoff, the new resource estimate shows an 81% increase in M&I ounces and a 17% increase in Inferred ounces compared to the 2009 resource. The substantial increase in M&I ounces is attributable to the 2009 work-program’s focus on infill core drilling.

“Long Canyon has rapidly transitioned from exploration to development stage, showcasing the high-quality nature of the deposit,” says Troy Fierro, Fronteer Gold Chief Operating Officer. “Results from the 2009 drilling program clearly demonstrate Long Canyon has significant growth potential. In 2010, our objectives are to continue resource expansion and complete the required metallurgical, engineering, and environmental work necessary to move Long Canyon to pre-feasibility stage and prepare the project for permitting.”

The grade and tonnage of this new resource estimate is shown at various cut-off grades in the table below.

Long Canyon 2010 resource estimate

2010
	Cut-off	Tonnes	g Au/t	oz Au
	0.20	587,000	2.50	47,000
Measured	0.30	510,000	2.84	47,000
	1.00	297,000	4.47	43,000
	0.20	11,653,000	1.67	625,000
Indicated	0.30	9,839,000	1.93	611,000
	1.00	4,432,000	3.61	515,000
Measured &	0.20	12,240,000	1.71	672,000
Indicated	0.30	10,348,000	1.98	657,000
	1.00	4,729,000	3.67	558,000
	0.20	10,394,000	1.65	552,000
Inferred	0.30	8,292,000	2.01	536,000
	1.00	3,571,000	3.97	456,000

The grade-tonnage distribution of this new estimate continues to show that higher cut-off grades dramatically increase the average grade of the resource but only modestly reduce the number of contained ounces. Specifically, at a 1.0 g/t gold cut-off, 83% of the total resource ounces remain while the grade increases by more than 100% as follows:

  An M&I resource of 558,000 ounces at an average grade of 3.67 g/t gold (4,729,000 tonnes) and,

  An additional Inferred resource of 456,000 ounces at an average grade of 3.97 g/t gold (3,571,000 tonnes).

Fronteer Gold is majority owner (51%) and operator of Long Canyon. A $19.8 million development and exploration program, funded 49% by our JV partner, is planned for 2010. The program is currently underway with five rigs operating.

Long Canyon, Northumberland and Sandman comprise Fronteer Gold’s future production platform based in Nevada. All three gold deposits have high-grade gold starting at or near surface, and have encouraging production attributes. We aim to build regional production by advancing these projects over the near-term using existing cash resources. We anticipate further deposit growth, which may add significant gold ounces to our ledger and pending results from a variety of development activities to clearly define the economic strength of our projects.

Long Canyon mineral resource estimation as of May 13, 2010. The Long Canyon mineral resource estimation was completed by Mine Development Associates (“MDA”). The resources were modeled and estimated by evaluating the drill data statistically and utilizing geologically interpreted cross-sections provided by Fronteer to interpret mineral domains on cross-sections spaced at 50-metre intervals throughout the extent of the Long Canyon mineralization. The mineral domain interpretations were then rectified on cross-sections spaced at 10-metre intervals. The modeled mineralization was analyzed statistically to establish estimation parameters, and gold grades were estimated by inverse-distance methods into a block model with 5 metre (width) x 10 metre (length) x 3 metre (height) blocks that were coded to the mineral domains by the 10-metre mineral domain polygons. All modeling of the diluted resources was performed using Gemcom Surpac® software. Quality-control data generated during the various drill programs conducted at Long Canyon were independently reviewed by MDA as part of the resource study. The person responsible for the resource estimate on behalf of MDA is Michael Gustin, Ph.D., P. Geo, a Qualified Person as defined by National Instrument 43-101. Further details of the estimation procedure will be available in an updated NI 43-101 report, which will be posted on SEDAR (www.sedar.com), no later than 45 days from the date of this release.

Christopher Lee, P. Geo., Chief Geoscientist for Fronteer Gold, is the company’s designated Qualified Person for this news release and has reviewed and validated that the information contained in the release is consistent with that provided by the independent QP responsible for the resource estimate, Michael Gustin of MDA.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
 info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration and development program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.